Exhibit 4.10

ADDENDUM NO.1
MASTER MANAGEMENT AGREEMENT dated February 7th, 2008 between
Euroseas Ltd and Eurobulk Ltd

This Addendum is made as of February 7th 2009 between Euroseas Ltd. (the “Company”), in its own capacity and as agent for each of its vessel owning subsidiaries identified in Schedule A hereto together with any additional subsidiaries that may acquire vessels in the future (the “Subsidiaries”) and Eurobulk Ltd. (the “Manager”).

1.	RENUMERATION

Lump sum fee payable to Eurobulk adjusted based on 4.2% reported inflation for Greece (2008 inflation rate). Daily management fees were rounded at Euro 655/day/vessel and executive services fees at US$ 1,150,000 usd per annum as of January 1st 2009. Daily management fees for vessels in lay-up were agreed at 50% of the fees when vessel is in operation, i.e. US$ 327.50 /day/vessel.

For sake of clarity, it is mentioned that whilst this agreement is in place, management fees of all subsidiary shipowning companies are as specified in the Master Management Agreement as hereby amended.

2.	APPOINTMENT

Konstantinos Siadimas will perform the services of Euroseas’s  Internal Auditor replacing Mr Kostas Xarhas as of  February 9th 2009.

IN WITNESS WHEREOF, the parties have executed this Addendum to the Management Agreement as of the date first written above.

Euroseas Ltd.

By: /s/ Aristides J. Pittas
Name:Aristides J. Pittas
Title: CEO

Eurobulk Ltd.

By: /s/ Nokalaos Pittas
Name: Nikolaos Pittas
Title: Director